UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15346Q202

(CUSIP Number)

James H. Frauenberg II

6410 Business Park Loop Road #B

Park City, UT 84098

614-507-5538

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 15346Q202	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James R. Frauenberg II ###-##-####
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 836,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 836,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 836,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14.	TYPE OF REPORTING PERSON (see instructions) IN

13D

CUSIP No. 15346Q202	Page 3 of 5 Pages

Item 1.	Security and Issuer.

Common Stock of Central Federal Corporation

7000 N High Street

Worthington, OH 43085

Item 2.	Identity and Background.

a.	James H. Frauenberg, II

b.	6410 Business Park Loop Road #B, Park City, UT 84098

c.	Principal, Addison Holdings, LLC.

d.	No

e.	No

f.	USA

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds in the amount of $1,200,000 (including $700,000 for the purchase of the shares of Series B Preferred Stock described in Item 5.c. below).

Item 4.	Purpose of Transaction.

Private Investment

Item 5.	Interest in Securities of the Issuer.

a.	The 836,000 shares of Common Stock beneficially owned include (1) 11,667 shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days, (2) 400,000 shares of Common Stock which may be acquired upon the conversion of shares of 6.25% Non-Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) of Central Federal Corporation, and (3) 91,000 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock (“Warrants”) of Central Federal Corporation. The 836,000 shares represent 5.12% of the outstanding Common Stock of Central Federal Corporation, calculated based on the sum of (a) 15,823,710 shares of Common Stock outstanding as of February 17, 2015, (as reported in the most recent Quarterly Report on Form 10-Q of Central Federal Corporation), plus (b) the number of shares of Common Stock which may be acquired by the person identified in Item 2 (“the Reporting Person”) within 60 days pursuant to the exercise of outstanding stock options and warrants and pursuant to the conversion of Series B Preferred Stock. Addison Holdings, LLC, an entity controlled by the Reporting Person, is the beneficial owner of (1) the 400,000 shares of Common Stock which may be acquired upon the conversion of shares of Series B Preferred Stock, and (2) the 91,000 shares of Common Stock which may be acquired upon the exercise of Warrants. All other shares reported herein are owned directly by the Reporting Person.

b.	The Reporting Person has sole voting power and dispositive power with respect to all 836,000 shares of Common Stock.

13D

CUSIP No. 15346Q202	Page 4 of 5 Pages

c.	On May 12, 2014 and July 15, 2014, the Reporting Person purchased 4,000 shares and 24,000 shares, respectfully, of Series B Preferred Stock from Central Federal Corporation for a purchase price of $25 per share in connection with Central Federal Corporation’s private placement of up to 480,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into shares of Common Stock, at the option of the holder at any time on or after July 15, 2014, based on a Common Stock conversion price of $1.75. With respect to the Series B Preferred Stock purchased, the Reporting Person also received, at no additional charge, Warrants to purchase an aggregate of 91,000 shares of Common Stock. The Warrants are exercisable in whole or in part for a five year period beginning on July 15, 2014 and expiring on July 15, 2019, at an exercise price of $1.85 per share of Common Stock. The Series B Preferred Stock and Warrants were purchased from Central Federal Corporation in a private placement exempt from registration under the Securities Act of 1933, as amended, and applicable state securities laws.

d.	None

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

13D

CUSIP No. 15346Q202	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James H. Frauenberg II

James H. Frauenberg II / Individual

February 17, 2015